SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Velocity Financial, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92262D101

(CUSIP Number)

Velocity Financial, Inc.

30699 Russell Ranch Road, Suite 295

Westlake Village, California 91362

(818) 532-3700

Copy to:

Doug Warner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 7, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAME OF REPORTING PERSONS SPG GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,611,932 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,611,932 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,611,932 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 7,077,961 of Common Stock, (ii) 5,194,805 shares of Common Stock that are convertible from 20,000 shares of the Series A Convertible Preferred Stock, and (iii) Warrants to purchase an aggregate of 1,339,166 shares of the Issuer’s Common Stock. The conversion of the Series A Convertible Preferred Stock into, and the exercise of Warrants for, shares of Common Stock are subject to the Issuer’s receipt of Stockholder Approval (see Note 6 of this Schedule 13D). SPG GP, LLC (the “General Partner”) is the general partner of Snow Phipps Group AIV, L.P. (“SPG AIV”), Snow Phipps Group (B), L.P., Snow Phipps Group AIV (Offshore), L.P. (“SPG AIV Offshore”), Snow Phipps Group (RPV), L.P. (“SPG RPV”) and SPG Co-Investment, L.P. (collectively, the “SPG Fund Entities”). Ian K. Snow serves as the managing member of the General Partner. For additional information, see Note 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Ian K. Snow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,611,932 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,611,932 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,611,932 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1% (See Note 5)
14.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 7,077,961 of Common Stock, (ii) 5,194,805 shares of Common Stock that are convertible from 20,000 shares of the Series A Convertible Preferred Stock, and (iii) Warrants to purchase an aggregate of 1,339,166 shares of the Issuer’s Common Stock. The conversion of the Series A Convertible Preferred Stock into, and the exercise of Warrants for, shares of Common Stock are subject to the Issuer’s receipt of Stockholder Approval (see Note 6 of this Schedule 13D). SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Note 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Snow Phipps Group AIV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,635,695 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,635,695 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,635,695 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 6,425,151 of Common Stock, (ii) 4,937,662 shares of Common Stock that are convertible from 19,010 shares of Series A Convertible Preferred Stock, and (iii) Warrants to purchase an aggregate of 1,272,882 shares of the Issuer’s Common Stock. The conversion of the Series A Convertible Preferred Stock into, and the exercise of Warrants for, shares of Common Stock are subject to the Issuer’s receipt of Stockholder Approval (see Note 6 of this Schedule 13D). SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Note 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (RPV), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 657,998 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 657,998 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 657,998 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 334,571 of Common Stock, (ii) 257,143 shares of Common Stock that are convertible from 990 shares of Series A Convertible Preferred Stock, and (iii) Warrants to purchase an aggregate of 66,284 shares of the Issuer’s Common Stock. The conversion of the Series A Convertible Preferred Stock into, and the exercise of Warrants for, shares of Common Stock are subject to the Issuer’s receipt of Stockholder Approval (see Note 6 of this Schedule 13D). SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Note 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Snow Phipps Group (B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 61,719 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 61,719 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,719 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) > 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 61,719 of Common Stock. SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Note 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS Snow Phipps Group AIV (Offshore), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 207,669 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 207,669 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) > 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 207,669 of Common Stock. SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Note 5 of this Schedule 13D.

1.	NAME OF REPORTING PERSONS SPG Co-Investment, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 48,851 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 48,851 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,851 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) > 0.1% (See Note 5)
14.	TYPE OF REPORTING PERSON PN

(1)

Represents 48,851 of Common Stock. SPG GP, LLC is the General Partner of the SPG Fund Entities. Ian K. Snow serves as the managing member of the General Partner. For additional information, see Note 5 of this Schedule 13D.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of (i) Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) and (ii) warrants (the “Warrants”) to purchase an aggregate of 1,339,166 shares of common stock, par value $0.01 per share (“Common Stock”) of Velocity Financial, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 30699 Russell Ranch Road, Suite 295 Westlake Village, California 91362.

Item 2.	Identity and Background.

SPG GP, LLC is the General Partner of the SPG Fund Entities. SPG AIV and SPG RPV are collectively referred herein as the “Snow Phipps Limited Partners.” Ian Snow is the sole managing member of SGP GP, LLC. SPG GP, LLC, together with the SPG Fund Entities are collectively referred herein as the “Reporting Persons”. All of the Reporting Persons, other than SPG AIV Offshore, are Delaware limited partnerships and SPG AIV Offshore is a Cayman Islands limited partnership. The Reporting Persons are affiliates of Snow Phipps Group, LLC, which is a private equity firm whose principal executive offices are located at 667 Madison Avenue, 18th Floor, New York, NY 10065.

(d)    Not applicable.

(e)    Not applicable.

Item 3.	Source and Amount of Funds or Other Considerations.

The information set forth in Item 6 of this Statement is hereby incorporated by reference into this Item 3.

Certain investors, including TOBI III SPE I LLC (“TOBI”) and certain investment funds and other investors affiliated with or managed by the Snow Phipps Limited Partners (collectively with TOBI, the “Velocity Investors”) hold interests in the Issuer.

In January 2020, the Issuer completed an initial public offering (the “IPO”) of Common Stock, the proceeds of which were primarily intended to be used to repay certain indebtedness of the Issuer. Prior to the IPO, the Reporting Persons purchased certain Class A units from the Issuer (prior to its conversion from a Delaware limited liability company to a Delaware corporation), which included 6,425,151 shares issuable upon Conversion of Class A units held by SPG AIV, 61,719 shares issuable upon conversion of Class A units held by Snow Phipps Group (B), L.P., 207,669 shares issuable upon conversion of Class A units held by SPG AIV Offshore, 334,571 shares issuable upon conversion of Class A units held by SPG RPV and 48,851 shares issuable upon conversion of Class A units held by SPG Co-Investment, L.P. (the “Velocity IPO Shares”).

On April 5, 2020, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with TOBI and the Snow Phipps Limited Partners, pursuant to which the Snow Phipps Limited Partners purchased in a private placement (the “Private Placement”) (i) an aggregate of 20,000 newly issued shares of the Series A Preferred Stock, and (ii) Warrants to purchase an aggregate of 1,339,166 shares of the Issuer’s Common Stock in exchange for cash consideration in an aggregate amount of $20.0 million. The Issuer intends to use the net proceeds from the Private Placement to pay down its existing warehouse repurchase lenders and for general corporate purposes. On April 7, 2020, the Private Placement was consummated (the “Closing” and the date of the Closing, the “Closing Date”).

The working capital of the Reporting Persons was the source of funds for the purchase of the Velocity IPO Shares, the Series A Preferred Stock and the Warrants.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Securities Purchase Agreement (defined below), the Series A Certificate of Designation (defined below) the other documents described herein, and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b).

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own an aggregate of 13,611,932 shares of Common Stock, which represents, in the aggregate, approximately 39.1% of the outstanding shares of the Issuer’s Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of their direct and indirect ownership of Common Stock through certain investment funds and other investors affiliated with or managed by SPG GP, LLC, their ownership of the Series A Preferred Stock, their ownership of the Warrants and based on 20,087,494 shares outstanding as of February 29, 2020 as reported in the Issuer’s annual report on Form 10-K filed with the SEC on April 7, 2020.

The Reporting Persons and their respective affiliates beneficially own an aggregate of 7,077,961 shares of Common Stock. Pursuant to the provisions of the Voting Agreement (defined below), the Snow Phipps Limited Partners will vote the shares of Common Stock owned by the Snow Phipps Limited Partners on certain matters and the disposition of such securities, subject to certain limitations. In addition, SPG AIV and SPG RPV may acquire 1,272,882 and 66,284 shares of Common Stock, respectively, upon exercising their respective Warrants.

The above does not include additional shares of Common Stock owned by employees, directors and executives of the Issuer pursuant to the Issuer’s 2020 Omnibus Incentive Plan (“2020 Incentive Plan”), further described in Exhibit 4.3 of the Issuer’s S-8 filed on January 22, 2020. Based on information provided by the Issuer, an aggregate of 1,520,000 shares of Common Stock are reserved for issuance pursuant to awards granted under the 2020 Incentive Plan.

In addition, SPG AIV and SPG RPV own 19,010 and 990 shares of Series A Preferred Stock, respectively, which are convertible into shares of Common Stock in accordance with the Certificate of Designation of the Series A Preferred Stock (the “Series A Certificate of Designation”), as further described below in Item 6. As a result of such ownership of the Series A Preferred Stock, the SPG AIV and SPG RPV may be deemed to be the beneficial owners of an additional 4,937,662 and 257,143 shares of Common Stock, respectively, assuming conversion of the Series A Preferred Stock at a price equivalent to $3.85 per share of Common Stock.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of number of shares of Common Stock, which includes (1) 20,087,494 shares of Common Stock outstanding, (2) 11,688,311 shares of Common Stock, 5,194,805 of which the Snow Phipps Limited Partners may acquire upon the conversion of their respective Series A Preferred Stock and 6,493,506 of which TOBI may acquire upon the conversion of their respective Series A Preferred Stock, (3) 1,272,882 shares of Common Stock that SPG AIV may acquire upon exercising its respective Warrants, (4) 66,284 shares of Common Stock that SPG RPV may acquire upon exercising its respective Warrants, and (5) 1,673,958 shares of Common Stock that TOBI may acquire upon exercising its respective Warrants.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

The other Velocity Investors and certain of their affiliates will separately make Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

None of the other persons named in Item 2 beneficially owns any shares of Common Stock.

(c)    Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Common Stock during the past 60 days.

(d)    To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein other than, with respect to the securities held directly by TOBI and the other investors in the Issuer and their respective affiliates.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

In connection with the IPO, TOBI, the SPG Fund Entities, and Christopher D. Farrar entered into a stockholders agreement dated January 16, 2020 with the Issuer (the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, the SPG Fund Entities have the right to nominate two directors for so long as the SPG Fund Entities and their affiliates together with their permitted transferees hold at least 15% of the number of shares of the Issuer’s Common Stock outstanding immediately following the consummation of the IPO and the SPG Fund Entities have the right to nominate one director for so long as the SPG Fund Entities and their affiliates together with their permitted transferees hold at least 7.5% of the number of shares of the Issuer’s Common Stock outstanding immediately following the consummation of the IPO; provided, that, at least one director nominated by the SPG Fund Entities must be a NYSE independent director. In addition, the Stockholders Agreement provides that for so long as the SPG Fund Entities are entitled to nominate at least one member to the Issuer’s board, the SPG Fund Entities are entitled to have one of their director nominees appointed to each of the Issuer’s Compensation Committee and Nominating/Corporate Governance Committee, subject to qualification under applicable NYSE rules.

In addition, in connection with the IPO, the SPG Fund Entities also entered into an agreement dated January 6, 2020 (the “Lock-Up Agreement”) with Wells Fargo Securities, LLC, Citigroup Global Markets Inc. and JMP Securities LLC, as representatives of a group of underwriters (collectively, the “IPO Underwriters”), pursuant to which the SPG Fund Entities agreed, for a period of 180 days after January 16, 2020, that they will not, without the prior written consent of the IPO Underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or preferred stock or other capital stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or other capital stock, or (2) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any shares of Common Stock or preferred stock or other capital stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or other capital stock, subject to specified exceptions.

In connection with the IPO, the Issuer also entered into a registration rights agreement dated January 16, 2020 with TOBI and the SPG Fund Entities (the “IPO Registration Rights Agreement”), pursuant to which the Issuer agreed to provide certain registration and other rights with respect to the shares of Common Stock held by them for resale. The Issuer is obligated to effect up to four registrations initiated by the SPG Fund Entities and one registration initiated by TOBI per year, subject to certain limitations, and has granted TOBI and the SPG Fund Entities and their respective transferees certain “piggyback” registration rights allowing them to include shares of Common Stock in registration statements filed by the Issuer. The SPG Fund Entities registration rights terminate upon the date on which they (and their permitted transferees) no longer hold registrable securities.

Securities Purchase Agreement

The Purchase Agreement provides the Snow Phipps Limited Partners with certain rights, including consent rights, which are in addition to the SPG Fund Entities’ existing rights to nominate a director under the Stockholders Agreement. The Purchase Agreement contains customary representations, warranties and covenants of the Issuer and the Snow Phipps Limited Partners.

Stockholder Approval

The Purchase Agreement required the Issuer to file, as promptly as practicable following the Closing (and in any event within 20 business days following the Closing Date), a proxy statement with the Securities Exchange Commission that includes a proposal for holders of Common Stock to approve the issuance of shares of Common Stock in connection with any future conversion of the Series A Preferred Stock and any exercise of the Warrants, as required by the listing standards of the New York Stock Exchange (the “Stockholder Approval”). The Snow Phipps Limited Partners have agreed with the Issuer to vote any shares of Common Stock they hold in favor of the Stockholder Approval, however, no shares of the Series A Preferred Stock issued under the Purchase Agreement may be voted for such approval.

Registration Rights Agreement

In connection with the Closing, the Issuer entered into a Registration Rights Agreement with the Snow Phipps Limited Partners (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to provide certain registration and other rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Warrants for the benefit of the Snow Phipps Limited Partners and certain of their respective transferees. The Issuer will generally be obligated to effect up to four registrations per year, subject to certain limitations, and has granted the Snow Phipps Limited Partners and their respective transferees certain “piggyback” registration rights allowing them to include shares of Common Stock in registration statements filed by the Issuer. The Issuer has generally agreed to pay the related registration expenses, including the expenses of counsel for the Snow Phipps Limited Partners and their respective transferees, but excluding underwriting discounts and commissions, and has agreed to indemnify the Snow Phipps Limited Partners and their respective transferees for certain liabilities arising from such registrations. These registration rights terminate upon the date on which the Snow Phipps Limited Partners and their respective transferees no longer hold registrable securities. The Registration Rights Agreement includes a provision that prohibits the Issuer from granting registration rights that are on parity with or senior to the rights granted to the Snow Phipps Limited Partners in the Registration Rights Agreement.

Voting Agreement

Concurrently with the execution of the Purchase Agreement, the Snow Phipps Limited Partners executed a voting and support agreement (the “Voting Agreement”) in favor of the Issuer pursuant to which the Snow Phipps Limited Partners agreed with the Issuer, among other things, to vote all shares of Common Stock (but excluding any shares of Series A Preferred Stock) of the Issuer beneficially owned by the Snow Phipps Limited Partners to approve the issuance of shares of Common Stock in connection with any future conversion of the Series A Preferred Stock and any exercise of the Warrants, as required by the listing standards of the New York Stock Exchange. Immediately prior to the issuance of the Series A Preferred Stock and the Warrants, the Snow Phipps Limited Partners and their respective affiliates collectively beneficially owned greater than 50% of the Issuer’s outstanding Common Stock.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is filed as Exhibit E to this Schedule 13D and is incorporated by reference herein.

Series A Certificate of Designation

In connection with the Closing, the Issuer established the rights and preferences of the shares of the Series A Preferred Stock by filing the Series A Certificate of Designation with the Secretary of State of the State of Delaware. The Series A Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up.

Dividend Participation; No Stated Maturity

The Series A Preferred Stock is entitled to receive any dividends or distributions paid in respect of the Common Stock on an as-converted basis.

The Series A Preferred Stock has no stated maturity and will remain outstanding indefinitely unless converted into Common Stock or repurchased and cancelled by the Issuer.

Voting Rights

The holders of the Series A Preferred Stock (the “Series A Holders”) are entitled to vote, together with the holders of Common Stock, on an as-converted basis, subject to limitations of the rules of the New York Stock Exchange, on all matters submitted to a vote of the holders of Common Stock, and as a separate class as required by law. The Series A Holders will also have the right to elect two directors to the Board if the Issuer defaults under its obligation to repurchase the Series A Preferred Stock, as described below under “Holder Repurchase Right; Repurchase Default”.

Liquidation Rights

The Series A Preferred Stock has a liquidation preference (the “Liquidation Preference”) equal to the greater of (i) $2,000 per share from the Closing Date to the date that is two-and-a-half years after the Closing Date, which amount increases ratably to $3,000 per share to November 28, 2024 and $3,000 per share from and after November 28, 2024 and (ii) the amount such holder of Series A Preferred Stock would have received if the Series A Preferred Stock had converted into Common Stock immediately prior to such liquidation.

No Optional Redemption

The Issuer will not have the right to redeem the Series A Preferred Stock at any time.

Holder Conversion Right

At any time following receipt of the stockholder approvals required by the rules of the New York Stock Exchange, each holder of Series A Preferred Stock may elect to convert all or any portion of the shares of Series A Preferred Stock held by such holder into, with respect to each share of Series A Preferred Stock so converted, the number of shares of Common Stock equal to then applicable conversion rate plus cash in lieu of fractional shares, if any. The election of a holder of Series A Preferred Stock to convert shares of Series A Preferred Stock may be conditioned or contingent upon the occurrence of a specified event or transaction. The initial conversion rate for the Series A Preferred Stock is 259.74, or approximately $3.85 per share of Common Stock. The conversion rate is subject to customary antidilution adjustments.

Issuer Conversion Right

If, for any date following the date that is eighteen months following the Closing Date, the daily volume weighted average price for a share of Common Stock is more than 200% of the then applicable conversion price (which shall not be adjusted other than for share splits, combinations and reclassifications) on each such trading day for at least twenty (20) trading days (whether or not consecutive) in the period of thirty (30) consecutive trading days (provided that such twenty (20) trading days includes the final five (5) trading days of such thirty (30) trading day period), then, at the Issuer’s option, each outstanding share of Series A Preferred Stock shall convert into the number of shares of Common Stock equal to the then applicable conversion rate plus cash in lieu of fractional shares, if any.

Holder Repurchase Right; Repurchase Default

Beginning on and after the date that is two-and-a-half years after the Closing Date, if permitted by the terms of the Issuer’s material indebtedness, and in no event later than November 28, 2024, each holder of Series A Preferred Stock has the option to cause the Issuer to repurchase all or a portion of such holder’s shares of Series A Preferred Stock, for an amount in cash equal to the Liquidation Preference of each share repurchased.

If the Issuer does not repurchase in full, in cash, the shares of Series A Preferred Stock subject to a repurchase request delivered to the Issuer by one of the Snow Phipps Limited Partners or such Snow Phipps Limited Partners’ permitted transferees, within six (6) months following such request, such Snow Phipps Limited Partner or such permitted transferee will have the right (until the repurchase price for the shares of Series A Preferred Stock subject to such request has been paid in full, in cash, or such shares of Series A Preferred Stock have been converted) to force a sale of the Issuer (a “Forced Sale”), and the holders of the Series A Preferred Stock will have the right to elect two (2) directors of the Issuer’s Board until such default is cured. If the approval of the holders of Common Stock or other holders of the Issuer’s capital stock is required under Delaware law or under the rules of the New York Stock Exchange, any Forced Sale shall be subject to, and conditioned upon, obtaining such approvals..

Change of Control

Upon a change of control (as defined in the Series A Certificate of Designation), the Issuer is required to redeem the Series A Preferred Stock at a price per share of Series A Preferred Stock in cash equal the Liquidation Preference.

Consent Rights

So long as there are any shares of Series A Preferred Stock outstanding, the consent of the holders of at least majority of the then-outstanding shares of Series A Preferred Stock will be necessary for the Issuer to effect (1) any amendment, alteration or repeal of any provision of the Issuer’s certificate of incorporation (including the Series A Certificate of Designation, the “Certificate of Incorporation”) in a manner that would have an adverse effect on the rights, preferences, privileges or voting power of the Series A Preferred Stock; or (2) any amendment or alteration of, or any supplement to, the Certificate of Incorporation or any other action to authorize or create, or increase the number of authorized or issued shares of, or any securities convertible into shares of, or reclassify any security into, or issue any securities ranking senior to, or on a parity basis with, the Series A Preferred Stock as to dividend rights or rights on the distribution of assets (other than with respect to securities the proceeds of which consist entirely of cash and are used by the Issuer to repurchase shares of Series A Preferred Stock).

In addition, for so long as the Snow Phipps Limited Partners and their respective permitted transferees continue to hold at least 50% of the Series A Preferred Stock issued to the Snow Phipps Limited Partners at the Closing and the Snow Phipps Limited Partners and their respective permitted transferees collectively continue to hold at least 50% of the aggregate Series A Preferred Stock issued at the Closing, the prior written consent of the Snow Phipps Limited Partners that continues to hold at least 50% of the Series A Preferred Stock issued to the Snow Phipps Limited Partners at Closing will be necessary for the Issuer to effect, subject to certain exceptions: (1) any of the actions described in clause (1) in the immediately preceding paragraph; (2) any incurrence or issuance by the Issuer and its subsidiaries of convertible debt securities; (3) any incurrence or issuance by the Issuer and its subsidiaries of non-convertible indebtedness in aggregate principal amount at any time in excess of $20.0 million, subject to exceptions for ordinary course incurrences, incurrences permitted under the Issuer’s existing credit facility and incurrences or issuances to fund a repurchase of Series A Preferred Stock; (4) certain dividends or distributions or certain repurchases or acquisitions of equity interests of the Issuer; or (5) the entry into any Liquidation Event (as defined in the Series A Certificate of Designation) for which the Series A Holders would not receive at least payment in full, in cash, of the Liquidation Preference. The consent rights described in this paragraph are specific to the Snow Phipps Limited Partners and are not transferable to any other Series A Holder other than a permitted transferee of the respective Snow Phipps Limited Partners.

Warrants

The Warrants are exercisable at the warrantholder’s option at any time and from time to time, in whole or in part, for five years at an exercise price of $2.96 per share of Common Stock, with respect to two-thirds of the Warrants, and at an exercise price of $4.94 per share of Common Stock, with respect to one-third of the Warrants. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to antidilution adjustments for stock splits, reclassifications, noncash distributions, cash dividends, pro rata repurchases of Common Stock, business combination transactions, and certain issuances of Common Stock (or securities convertible into or exercisable for Common Stock) at a price (or having a conversion or exercise price) that is less than the then current exercise price. The Issuer is not required to effect an exercise of Warrants, if after giving effect to the issuance of Common Stock upon exercise of such Warrants such warrantholder together with its affiliates would beneficially own 49% or more of the Issuer’s outstanding Common Stock. The election of a warrantholder to exercise Warrants may be conditioned or contingent upon the occurrence of a specified event or transaction. At the Closing Date, the Warrants were exercisable for an aggregate of 15.0% of the number of currently outstanding shares of Common Stock.

The foregoing is a summary of certain material terms of the: (i) Stockholders Agreement; (ii) Lock-Up Agreement; (iii) IPO Registration Rights Agreement; (iv) Purchase Agreement; (v) Registration Rights Agreement; (vi) Voting Agreement; (vii) Series A Certificate of Designation; and (viii) Warrants. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 respectively, and are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Stockholders Agreement dated as of January 16, 2020, by and among the Issuer, the SPG Fund Entities, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with SEC on April 7, 2020).

Exhibit 99.2	Form of Lock-Up Agreement, by and between the IPO Underwriters and the SPG Fund Entities (incorporated by reference to Exhibit 1 to Pacific Investment Management Co LLC’s Schedule 13D, filed with the SEC on April 13, 2020).

Exhibit 99.3	IPO Registration Rights Agreement, dated as of January 16, 2020, by and among the Issuer, the SPG Fund Entities, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on April 7, 2020).

Exhibit 99.4	Securities Purchase Agreement, dated April 5, 2020, by and among the Issuer, SPG AIV, SPG RPV and the purchasers set forth in Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 6, 2020).

Exhibit 99.5	Registration Rights Agreement, dated as of April 7, 2020, by and among the Issuer, SPG IV, SPG RPV, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 7, 2020).

Exhibit 99.6	Voting and Support Agreement, dated as of April 5, 2020, by and between the Issuer, SPG AIV and SPG RPV (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on April 7, 2020).

Exhibit 99.7	Certificate of Designation of Series A Convertible Preferred Stock of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form 8-K, filed with the SEC on April 7, 2020).

Exhibit 99.8	Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed, filed with the SEC on April 7, 2020).

Exhibit 99.9	Joint Filing Agreement, dated as of April 9, 2020, by and among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to SPG GP, LLC’s Form 4 filed on April 9, 2020).

Exhibit 99.10	Confirming Statement by Written Consent of the Managing Member of SPG GP, LLC

SIGNATURE

SPG GP, LLC

By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	April 16, 2020 Date

Snow Phipps Group AIV, L.P.

By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	April 16, 2020 Date

Snow Phipps Group AIV (Offshore), L.P.

By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	April 16, 2020 Date

Snow Phipps Group (RPV), L.P.

By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	April 16, 2020 Date

Snow Phipps Group (B), L.P.

By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	April 16, 2020 Date

SPG Co-Investment, L.P.

By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	April 16, 2020 Date

Ian K. Snow

By: /s/ Alan Mantel Name: Alan Mantel Title: Authorized Signatory	April 16, 2020 Date

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Stockholders Agreement dated as of January 16, 2020, by and among the Issuer, the SPG Fund Entities, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with SEC on April 7, 2020).

Exhibit 99.2	Form of Lock-Up Agreement, by and between the IPO Underwriters and the SPG Fund Entities (incorporated by reference to Exhibit 1 to Pacific Investment Management Co LLC’s Schedule 13D, filed with the SEC on April 13, 2020).

Exhibit 99.3	IPO Registration Rights Agreement, dated as of January 16, 2020, by and among the Issuer, the SPG Fund Entities, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on April 7, 2020).

Exhibit 99.4	Securities Purchase Agreement, dated April 5, 2020, by and among the Issuer, SPG AIV, SPG RPV and the purchasers set forth in Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 6, 2020).

Exhibit 99.5	Registration Rights Agreement, dated as of April 7, 2020, by and among the Issuer, SPG IV, SPG RPV, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 7, 2020).

Exhibit 99.6	Voting and Support Agreement, dated as of April 5, 2020, by and between the Issuer, SPG AIV and SPG RPV (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on April 7, 2020).

Exhibit 99.7	Certificate of Designation of Series A Convertible Preferred Stock of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form 8-K, filed with the SEC on April 7, 2020).

Exhibit 99.8	Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed, filed with the SEC on April 7, 2020).

Exhibit 99.9	Joint Filing Agreement, dated as of April 9, 2020, by and among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to SPG GP, LLC’s Form 4 filed on April 9, 2020).

Exhibit 99.10	Confirming Statement by Written Consent of the Managing Member of SPG GP, LLC